HUNTON & WILLIAMS LLP
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RICHMOND, VIRGINIA 23219-4074

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FAX 804 • 788 • 8218

May 24, 2013

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Physicians Realty Trust
Confidential Draft Registration Statement on Form S-11
Submitted April 16, 2013
CIK No. 0001574540

Dear Mr. McTiernan:

As counsel to Physicians Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-11 (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 9, 2013.

For convenience of reference, each Staff comment contained in your May 9, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Shannon Sobotka, Mr. Kevin Woody and Ms. Folake Ayoola, a courtesy copy of this letter and two courtesy copies of the Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the confidential draft registration statement submitted confidentially by the Company to the Commission on April 16, 2013. The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement. Where requested, or as noted below, certain information will be provided supplementally.

Mr. Michael McTiernan

May 24, 2013

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that (i) neither the Company nor any other party, including the underwriter, has used any written communications in reliance on Section 5(d) of the Securities Act to date and (ii) the Company has been advised by the underwriter that, to date, no research reports have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that will participate in the offering.

Industry and Market Data, page 3

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

RESPONSE: The Company acknowledges the Staff’s comment and advises that the Company will supplementally provide to the Staff a binder showing the sources supporting data used in the Registration Statement. The Company confirms that any third-party data included in the Registration Statement was not prepared for or commissioned by the Company or its affiliates. The Company requests that such supporting documentation be returned to the undersigned following the completion of the Staff’s review process.

Healthcare Industry and Healthcare Real Estate Overview and Market Opportunity, page 6

3.	We are unable to read the data in the charts presented. Please adjust accordingly. Refer to Rule 420 of Regulation C.

RESPONSE: The Company acknowledges the Staff’s comment and has worked with the Company’s financial printer to clarify the charts and will make sure the charts are clearly readable in the Preliminary and Final Prospectuses. If the Staff is still unable to read the charts in the Registration Statement, the Company will supplementally provide clear copies of the charts to the Staff until the printer is able to clarify the presentation.

Mr. Michael McTiernan

May 24, 2013

Competitive Strengths, page 11

4.	Please expand your disclosure in the last bullet to specify the percentage of net leasable square footage that is affiliated with a healthcare delivery system.

RESPONSE: The Company has added the requested disclosure on page 10 in response to the Staff’s comment.

Our Acquisition Targets, page 13

5.	Please provide financial statements of any significant probable acquisitions in compliance with Rule 3-14 of Regulation S-X. Otherwise, please specifically disclose that management does not believe any of these potential acquisitions are deemed to be probable at this time.

RESPONSE: The Company acknowledges the Staff’s comments and advises the Staff that currently there are no significant probable acquisitions that would require presentation of financial information pursuant to Rule 3-14 of Regulation S-X. If, prior to effectiveness of the Registration Statement, any such acquisitions become probable, the Company will add appropriate information and Rule 3-14 financial statements with respect to any such probable acquisitions. The Company has revised the disclosure under the heading “Our Acquisition Targets” on page 12 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 13

6.	Please revise, here and on page 74, to state your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE: The Company has added disclosure on pages 12 and 69 in response to the Staff’s comment.

Mr. Michael McTiernan

May 24, 2013

Summary Financial Data, page 21

7.	We note your disclosure that you calculate FFO in accordance with NAREIT’s definition. Please tell us how your calculation of FFO meets this definition as it includes an adjustment relating to the change in the fair value of derivatives.

RESPONSE: The Company has revised the disclosure on pages 20 and 58 to clarify that the calculation of FFO does not include an adjustment relating to the change in fair value of derivatives.

The bankruptcy, insolvency or weakened financial position… page 23

8.	To the extent re-tenanting your properties is more difficult than re-tenanting a traditional office property, please revise to address this risk.

RESPONSE: The Company has revised the disclosure on page 22 in response to the Staff’s comment.

Risk Factors, page 27

9.	We note your disclosure that in some instances, you and or your partner may have the right to trigger a buy-sell arrangement, which could cause you to sell your interest, or acquire your partner’s interest, at a time you otherwise would not have initiated such a transaction. Please provide additional details of those arrangements, how these arrangements are accounted for and the accounting literature relied upon.

RESPONSE: The Company advises the Staff that current joint venture agreements do not provide for a buy-sell arrangement and the Company has revised the disclosure on page 25 in response to the Staff’s comment.

Distribution Policy, page 56

10.	In your amended filing please include in your footnotes to your cash available for distribution table the calculation to be used to determine the following including the related assumptions:

•	net increase in contractual rental revenues.

•	net decreases in contractual rental income due to decreases in lease expirations.

RESPONSE: The Company has revised the disclosure on page 52 in response to the Staff’s comment.

Mr. Michael McTiernan

May 24, 2013

11.	We note from the first paragraph that you have assumed no lease renewals after December 31, 2012. However, footnote 2 indicates you are assuming renewals. Please advise. In addition, please revise to clarify that you are not assuming rent increases for new leases or renewals except if such leases are executed as of the time of effectiveness.

RESPONSE: The Company has revised the disclosure on page 52 in response to the Staff’s comment.

12.	Please tell us why the adjustment for loan reserves is applicable or appropriate.

RESPONSE: The Company has revised the disclosure on page 51 in response to the Staff’s comment.

13.	Please clarify whether the interest expense related to the debt being repaid in connection with the offering is not already factored into the pro forma net income for the twelve months ended December 31, 2012. If it is so factored in, please revise to remove the adjustment or advise.

RESPONSE: The Company has revised the disclosure on page 51 in response to the Staff’s comment.

14.	Please revise the table to specify the estimated cash flows from investing activities. We note, for instance, that you have not included in your cash available for distribution table an estimated provision for tenant improvements, leasing commissions and general improvements as part of your estimated cash flows used in investing activities. Please include these adjustments and the related calculations and assumptions in your amended filing or tell us why you believe these adjustments are not appropriate.

RESPONSE: The Company has revised the disclosure on page 52 in response to the Staff’s comment.

15.	Please revise the table to specify the estimated cash flows from financing activities.

RESPONSE: The Company has revised the disclosure on page 52 in response to the Staff’s comment.

Mr. Michael McTiernan

May 24, 2013

16.	Please revise the table to show the surplus/shortfall and distribution ratio excluding OP unit distributions or confirm to us that this change would not impact the distribution ratio.

RESPONSE: The Company confirms to the Staff that distributions with respect to OP units does not impact the distribution ratio.

Capitalization, page 59

17.	We note that you expect to enter into a credit facility following completion of this offering. To the extent any of the material terms of the agreement are known by management, please disclose these terms in a subsequent amendment.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company is in negotiations with various lenders regarding a term sheet for a credit facility. The Company anticipates receiving a term sheet from the lead arranging bank in the near future and a commitment for a credit facility from one or more lenders prior to effectivenss of the Registration Statement and will revise the disclosure, to the extent necessary, in a future pre-effective amendment to reflect the specific terms of the credit facility.

18.	Please disclose in which column, management anticipates making the adjustments for the new credit facility and the fair value adjustments. In regard to the new credit facility, please tell us why management has determined that it is appropriate to make such adjustment.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not anticipate making any adjustments for the credit facility because it does not expect to draw on the credit facility before the offering or at the time of completion of the offering. The Company does believe that, although there will be no borrowings under the credit facility reflected in the capitalization table, it is appropriate to disclose the anticipated credit facility in a footnote to the capitalization table. In addition, the Company has deleted the reference to fair value adjustments on page 53.

Dilution, page 60

19.	Please provide the relative contribution disclosure required by the first sentence of Item 506 of Regulation S-K.

RESPONSE: The Company has added the requested disclosure on page 55 in response to the Staff’s comment.

Mr. Michael McTiernan

May 24, 2013

Management’s Discussion and Analysis of Financial Condition…, page 64

Impairment losses, page 66

20.	In your amended filing please expand your disclosure to describe the facts and circumstances that would suggest that assets might be impaired or the useful lives should be modified.

RESPONSE: The Company has revised the disclosure on page 61 in response to the Staff’s comment.

Change in fair value of derivatives, page 66

21.	We note your disclosure that in 2011 you entered into two interest rate swaps and account for changes in fair value through changes in other comprehensive income as a component of equity. Please tell us how this is consistent with your derivative disclosure on page 73 which states that changes in fair value are recorded in the combined statements of operations.

RESPONSE: The Company has revised the disclosure on page 61 in response to the Staff’s comment.

Results of Operations, page 68

22.	In your amended filing please update your depreciation and amortization explanation to include the appropriate decrease in this line item.

RESPONSE: The Company has revised the disclosure on page 63 in response to the Staff’s comment.

Liquidity and Capital Resources, page 69

Commitments – Pro Forma, page 70

23.	In addition to the pro forma information provided relating to your debt obligations, please include in your amended filing, a separate table disclosing your contractual obligations relating to these obligations, operating leases and other commitments, tenant related commitments and ground leases prior to the offering.

RESPONSE: The Company has revised the disclosure on pages 65 and 66 in response to the Staff’s comment.

Mr. Michael McTiernan

May 24, 2013

Properties, page 87

24.	We note your risk factor disclosure related to your potential exposure to significant tenant credit issues. With a view to disclosure, please tell us how you monitor the credit quality of your tenants.

RESPONSE: The Company has revised the disclosure on page 85 in response to the Staff’s comment.

Additional Information with Respect to Certain Properties, page 92

25.	Please revise the occupancy and rent information provided for each significant property to cover each of the last five years. Refer to Item 15(a) and (b) of Form S-11.

RESPONSE: The Company has revised the disclosure on pages 89, 91 and 93 in response to the Staff’s comment.

Management, page 98

26.	Please revise to provide the principal occupation of John Thomas from August 2012 to present.

RESPONSE: The Company has revised the disclosure on page 95 in response to the Staff’s comment.

27.	Please revise to clarify when Stanton D. Anderson retired from McDermott Will & Emery and when Richard A. Weiss retired from Foley & Lardner LLP.

RESPONSE: The Company has revised the disclosure on pages 97 and 98 in response to the Staff’s comment.

28.	Please revise to clarify William A. Ebinger’s employment between 2008 and 2013.

RESPONSE: The Company has revised the disclosure on page 98 in response to the Staff’s comment.

Other Relationships, page 172

29.	Please revise to identify each underwriter that has a material relationship with you or your affiliates and state, with specificity, the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that, to the extent applicable, it will add disclosure responsive to Item 508(a) of Regulation S-K in a future pre-effective amendment to the Registration Statement.

Mr. Michael McTiernan

May 24, 2013

Unaudited Pro Forma Financial Statements

For the Year Ended December 31, 2012

30.	We note your disclosure that the contribution of interests in the controlled entities will be considered a transaction between entities under common control and thus contribution will be recorded at historical cost. Please provide additional details supporting the conclusion that the contributed ownership interests should be recorded at historical cost. Within your response, please ensure that you tell us how control is established and any relevant accounting literature management relied upon to form their conclusion. Lastly, please tell us how the acquisition of the remaining 50% ownership in Arrowhead Commons will be accounted for.

RESPONSE: The Company advises the Staff as follows:

The Ziegler Companies, Inc., through its direct and indirect wholly-owned subsidiaries, including B.C. Ziegler and Company, controls each of the four Ziegler Healthcare Real Estate Funds as sole manager of the three funds that are organized as limited liability companies and as sole general partner of the fund that is organized as a limited partnership and has authority to manage the day-to-day activities and operations of the four Ziegler Funds and thus is deemed to have control of the Predecessor. The Ziegler Companies, Inc. provided the initial capital for the formation of the Company and holds all of the outstanding shares of the Company prior to the offering. The Company is the sole general partner of the operating partnership. The Ziegler Companies, Inc., as sole shareholder of the Company, designated the initial trustee of the Company, John Sweet, and has approved the appointment of the additional trustees who will serve on the board commencing upon completion of the offering, as well as appointment of the Company’s officers. As a result of the foregoing, the Company has determined that the transactions pursuant to which the Ziegler Funds, which are controlled by The Ziegler Companies, Inc., will contribute the assets and liabilities of the Predecessor to the operating partnership, which is also controlled by The Ziegler Companies, Inc., are transactions among entities under common control and in accordance with ASC 805-50-30-5, the Company has determined that such transactions should be accounted for at the historical cost of the contributing entities.

Mr. Michael McTiernan

May 24, 2013

Under ASC 810-10, the acquisition of the remaining 50% interest in Arrowhead Commons will be accounted for at historical cost as the operating partnership intends to retain control of the property at the time of acquisition.

31.	We note your disclosure that the unaudited pro forma consolidated statement of operations is presented as if the offering and related formation transactions were completed on December 31, 2012. These adjustments should give affect at the beginning of the periods presented. In your amended filing, please revise your disclosure.

RESPONSE: The Company has revised the disclosure on page F-2 in response to the Staff’s comment.

Consolidated Pro Forma Income Statement, page F-4

32.	Please tell us how discontinued operations are expected to have a continuing impact on your results of operations. Refer to Item 11-02 (a) of Regulation S-X.

RESPONSE: The Company has revised the disclosure on page F-7 in response to the Staff’s comment. The Company also refers the Staff to the disclosure regarding discontinued operations in Note 7 to the Predecessor’s combined financial statements on page F-29.

2. Adjustments to the Pro Forma Consolidated Statements of Operations, page F-6

Footnote EE, page F-6

33.	Please explain to us how your adjustment for non-cash based stock compensation expense is factually supportable.

RESPONSE: The Company expects that the board of trustees will approve the grant of equity incentive plan awards to officers and trustees pursuant to equity incentive plan award agreements, the form of which will be filed as exhibits to a future pre-effective amendment to the Registration Statement. In addition, the equity incentive plan awards will be described in a future amendment to the Registration Statement.

Footnote GG, page F-7

34.	Please tell us how the adjustments related to your anticipated credit facility are factually supportable.

RESPONSE: The Company anticipates receiving a commitment for a credit facility from one or more lenders prior to the effectiveness of the Registration Statement. If the Company does not obtain such a commitment, it will remove the adjustment from the Registration Statement prior to printing preliminary prospectuses.

Mr. Michael McTiernan

May 24, 2013

Financial Statements – Physicians Realty Trust

Notes to Combined Financial Statements

Note 2 Formation of the Trust and Offering Transaction, page F-10

35.	We note your disclosure that, in connection with the formation transactions, certain management and development contracts will be contributed to the operating partnership in exchange for units of interest in the operating partnership. Please tell us whether these contracts will be settled as a result of these transactions and how you have applied the guidance in ASC Topic 805-10-55-20.

RESPONSE: The Company advises the Staff that there will be no management and development contracts contributed to the operating partnership and the Company has revised the disclosure on page F-10 to delete such reference in Note 2.

Financial Statements – Ziegler Healthcare Real Estate Funds

Combined Statements of Operations for the years ended December 31, 2012 and 2011, page F-15

36.	Please revise your statement of operations to present rental revenues separately from tenant recoveries. Please make corresponding changes throughout your document.

RESPONSE: The Company has revised the financial presentation on pages F-4, F-5 and F-15 and made corresponding changes on pages 62 and 63 in response to the Staff’s comments.

37.	Please tell us why management determined that it is appropriate to present depreciation and amortization separately from other operating expenses.

RESPONSE: The Company has revised the financial presentation on pages F-4, F-5 and F-15.

Mr. Michael McTiernan

May 24, 2013

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

38.	We note that Arizona 23 entered into a 10 year lease with a tenant in exchange for a 50% ownership interest. Please tell us how this transaction was accounted for and the accounting literature relied upon by management.

RESPONSE: ASC 845-10-30 requires that non-monetary transactions be recorded at the fair market value of the assets exchanged. At the time of the lease and equity ownership transaction relating to Arizona 23, management determined that the net present value of the ten year lease arrangement approximated the fair value of a 50% ownership interest in the entity, and no gain or loss was recognized.

Impairment of Intangible and Long-Lived Assets, page F-25

39.	Please disclose the facts and circumstances that resulted in the impairment of Florida’s 4 building, Michigan 6’s property, and Ohio 9’s investment property.

RESPONSE: The Company has added disclosure on page F-21 in response to the Staff’s comment.

Note 4 Notes Payable, page F-35

40.	We note your disclosure that Michigan 6 and Georgia 21 are in default with respect to certain debt covenant ratios. In your amended filing please expand your Liquidity and Capital Resources disclosure to address your compliance with debt covenants.

RESPONSE: The Company has added disclosure on page F-21 in response to the Staff’s comment.

Exhibit Index

41.	We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will supplementally provide draft copies of the Exhibit 5.1 and Exhibit 8.1 opinions.

Mr. Michael McTiernan

May 24, 2013

42.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it intends to file all material agreements that are executed prior to effectiveness of the Registration Statement. With respect to certain of the agreements that will not be executed until after effectiveness of the Registration Statement, the Company will file forms of those agreements. The Company does not expect the final executed versions of those agreements to differ substantively from the forms filed.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804)-788-8638.

Mr. Michael McTiernan

May 24, 2013

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Ms. Shannon Sobotka
Mr. Kevin Woody
Ms. Folake Ayoola
Mr. John T. Thomas
Wayne B. Boberg, Esq.